UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39458

Medicenna Therapeutics Corp.
(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Other Events

On July 5, 2023, Medicenna Therapeutics Corp. ("Medicenna" or “the Company") issued a press release announcing that it has received conditional approval from the Toronto Stock Exchange to extend the expiry date of a total of 1,549,052 outstanding common share purchase warrants of the Company (the “Warrants”) originally issued on October 17, 2019 as part of a public offering of units of the Company. Each warrant is exercisable for a common share of the Company (the “Common Shares”) at a price of $1.75 per Common Share and set to expire on July 17, 2023.  The Company has extended the expiry date of such Warrants until October 17, 2024, with such extension being effective on July 17, 2023. All other terms of the Warrants, including the exercise price, remain unchanged. The information set forth above in this Form 6-K and attached as Exhibit 99.1 shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File Number 333-269868) and Form S-8 (File Number 333-240225), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated July 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicenna Therapeutics Corp.

Date: July 5, 2023	By:	/s/ Elizabeth Williams
Name: Elizabeth Williams
Title: Chief Financial Officer